                                 SECURITIES AND EXCHANGE COMMISSION
                                        Washington, DC 20549

                                            SCHEDULE TO

                    Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                             of the Securities Exchange Act of 1934

                                                 (Final Amendment)

                                      OFI Tremont Core Strategies Hedge Fund
                                                 (Name of Issuer)

                                      OFI Tremont Core Strategies Hedge Fund
                                       (Name of Person(s) Filing Statement)

                                           Shares of Beneficial Interest
                                          (Title of Class of Securities)

                                                     67084K103
                                       (CUSIP Number of Class of Securities)

                                              Lisa I. Bloomberg, Esq.
                                            Two World Financial Center
                                          225 Liberty Street, 11th Floor
                                           New York, New York 10281-1008
                                                  (212) 323-0560
           (Name, Address and Telephone Number of Person Authorized to Receive
         Notices and Communications on Behalf of the Person(s) Filing Statement)

                                             CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $54,887,900.81a         Amount of Filing Fee: $6,460.31b
--------------------------------------------------------------------------------

     (a)  Calculated as the aggregate  maximum  purchase  price for  twenty-five percent of the Issuer's  outstanding shares of beneficial  interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of August 31, 2006.

     (b) Calculated at 0.011770% of the Transaction Valuation.

[ ] Check  the box if any part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,460.31
Form or Registration No.:  005-79312
Filing Party:  OFI Tremont Core Strategies Hedge Fund
Date Filed:  October 31, 2006

[  ]  Check  the  box  if  the  filing   relates   solely  to   preliminary
communications made before the commencement of a tender offer.

     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.
[ x]     issuer tender offer subject to Rule 13e-4.
[  ]     going-private transaction subject to Rule 13e-3.
[  ]     amendment to Schedule 13D under Rule 13d-2.

     Check the  following box if the filing is a final  amendment  reporting the results of the tender offer: [x]

     This Final  Amendment  relates  to the Issuer  Tender  Offer  Statement  on
Schedule  TO (the  "Statement")  originally  filed on  October  31,  2006 by OFI
Tremont Core Strategies Hedge Fund (the "Fund") in connection with an offer (the
"Offer")  by the  Fund to  purchase  $54,887,900.81  of  interests  in the  Fund
("Shares")  on  the  terms  and  subject  to the  conditions  set  forth  in the
Repurchase Offer Notice and the related Cover Letter to Repurchase Offer. Copies of the Cover  Letter  to  Repurchase  Offer and  Repurchase  Offer  Notice  were previously  filed as Exhibits  (a)(1)(i) and (a)(1) (ii),  respectively,  to the
Statement.

     This is the Final  Amendment to the  Statement and is being filed to report the results of the Offer.  Capitalized  terms not otherwise defined herein shall have the meanings ascribed to them in the Repurchase Offer Notice.

     The following information is furnished pursuant to Rule 13e-4(c)4:

     1. The Offer  expired at 12:00  midnight,  New York time,  on November  30,
2006.

     2.  $523,803.36  in Shares were  tendered  prior to the  expiration  of the
Offer.

                                         SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

                                     OFI Tremont Core Strategies Hedge Fund

                                         /s/ Lisa I. Bloomberg
                                     By:______________________________________
                                     Name: Lisa I. Bloomberg
                                     Title: Assistant Secretary

Date:  March 13, 2007